EX-28.h.5.j

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this ___ day of _________, 2012, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the DFA VA Global Moderate Allocation Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of certain classes of shares of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to waive all or a portion of its management fee and to assume the expenses of a class of the Portfolio (including the expenses that the Portfolio bears as a shareholder of other funds managed by the Advisor but excluding the expenses that the Portfolio incurs indirectly through its investment in unaffiliated investment companies and excluding any applicable 12b-1 fees) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of a class of the Portfolio to the following percentages of such class’s average net assets on an annualized basis (the “Expense Limitation Amount”).

Class	Expense Limitation Amount
Institutional Class	0.40%
Class R10	0.50%
Class R25	0.65%
Class R40	0.80%

2.

Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses are less than the Expense Limitation Amount of a class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Expense Limitation Amount. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.

Duration and Termination. This Agreement shall begin on ______, 2012, and shall continue in effect until ______, 201_, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between Dimensional and the Fund, on behalf of the Portfolio. This Fee Waiver and Expense Assumption Agreement relates to the Institutional Class, Class R10, Class R25 and Class R40 classes of shares of the Portfolio. The Class L10 shares of the Portfolio are governed by a separate Fee Waiver and Expense Assumption Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General
Partner

By:	By:
Name:	Name:
Title:	Title: